OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES
                                   EXHIBIT 11
                     COMPUTATION OF EARNINGS (LOSS) PER SHARE
                  (Amounts in thousands, except per share data)

                                             YEARS ENDED OCTOBER 31,
                                              1995    1994    1993
PRIMARY SHARES:

Average common shares outstanding             9,144   8,975   8,795
Common equivalent shares outstanding            367      48
                                              9,511   9,023   8,795

Net income (loss)                           $ 7,391  $4,604 $(5,737)
Less dividend on preferred stock                462

Net income (loss) applicable
  to common stock                           $ 6,929 $ 4,604 $(5,737)

Net income (loss) per common and common
 equivalent share, primary                  $   .73 $   .51 $  (.65)

FULLY DILUTED SHARES:

Average common shares outstanding             9,144   8,975   8,795
Common equivalent shares outstanding            456      70     304
Potential dilution of preferred stock           553
                                             10,153   9,045   9,099

Net income (loss) applicable
to common stock                             $ 6,929 $ 4,604 $(5,737)
Add back dividend on preferred stock            462

Net income (loss) for calculating
  fully diluted earnings per share          $ 7,391  $4,604 $(5,737)

Net income (loss) per common and common
 equivalent share, fully diluted            $   .73  $  .51 $  (.63)




Note: Fully diluted earnings (loss) per share do not result in dilution of three percent or more or are anti-dilutive and are, therefore, not separately presented in the consolidated statements of operations.